Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640

FOR CUSTOMERS IN PENNSYLVANIA

MORE RESOURCES WHEN OUR CUSTOMERS NEED THEM MOST With the merger of FirstEnergy and Allegheny Energy, the combined company will have more people, equipment and other resources to respond when major storms interrupt service. By bringing together crews from other regions that share similar processes and procedures, the combined company will be able to work more effectively to repair damage and get customers back in service more quickly. POSITIVE ENERGY BETTER RESPONSE TO STORMS

FOR CUSTOMERS IN PENNSYLVANIA

RELIABLE SERVICE, BETTER RATES FirstEnergy and Allegheny Energy utilities have a long history of providing customers with reliable service at reasonable rates. e combined company has committed to maintaining service reliability levels — as they are currently measured — and to look for opportunities for improvement. e combined company also will continue working hard to ensure better rates than otherwise would have been available over the long term as we improve efficiencies across the new organization. POSITIVE ENERGY BETTER RATES FOR CUSTOMERS

FOR EMPLOYEES IN PENNSYLVANIA

HOLDING THE LINE ON UTILITY JOBS Utility workers are the backbone of FirstEnergy and Allegheny Energy. e combined company will use all the resources necessary to ensure continued safe and reliable service. As a result, there will be no net reductions in employment levels at the utility operating companies for at least two years due to involuntary attrition related to the integration of the companies. And, FirstEnergy has made a commitment to honor Allegheny Energy’s collective bargaining agreements following the merger of our companies. POSITIVE ENERGY UTILITY JOBS

FOR EMPLOYEES IN PENNSYLVANIA

SAFETY IS OUR #1 PRIORITY... AND IT SHOWS FirstEnergy and Allegheny Energy share a strong commitment to safety. Over the past 10 years, FirstEnergy has ranked nationally in the top quartile — or better — for safety performance in the utility industry with an average OSHA* recordable rate of 1.22 injuries per 200,000 hours worked. Allegheny Power also achieved top quartile safety performance in 2009 with an OSHA rate of 1.40. Our companies are proud of that record and will work to ensure that safety remains a top priority for our utility operations in Pennsylvania. *Occupational Safety and Health Administration POSITIVE ENERGY EMPLOYEE SAFETY

FOR EMPLOYEES IN PENNSYLVANIA

POWERING EDUCATION AND OPPORTUNITIES Since 2002, FirstEnergy’s Power Systems Institute (PSI) has helped nearly 1,000 students earn two year degrees in-electric utility technologies that have led to jobs within the company’s utility operations. FirstEnergy currently has PSI programs at three schools in Pennsylvania and, following the merger of FirstEnergy and Allegheny Energy, will expand the program with one new school in West Penn Power’s service area. POSITIVE ENERGY JOBS & PROGRESS IN OUR REGION

FOR COMMUNITIES IN PENNSYLVANIA

LOCAL PRESENCE, LOCAL FOCUS Because you can’t stay in touch with the local community if you’re not part of the local community, the current headquarters building of Allegheny Energy will remain the headquarters of West Penn Power. As part of the FirstEnergy family of companies, West Penn Power will have a management structure that supports local authority and decision making throughout its service-area. at’s the best way to ensure we are making the right choices for our customers and our communities. POSITIVE ENERGY LOCAL FOCUS

FOR COMMUNITIES IN PENNSYLVANIA

MAKING A DIFFERENCE, ONE COMMUNITY AT A TIME Building strong communities takes teamwork. FirstEnergy and Allegheny Energy share a commitment to supporting organizations and agencies that provide critical services in our region. And we do our part to bring new jobs and opportunities to the communities we’re privileged to serve. We’ll maintain Allegheny Energy’s level of charitable giving for three years following the merger and build on these efforts in the years ahead as part of a larger, stronger company. POSITIVE ENERGY COMMUNITY INVOLVEMENT

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS In addition to historical information, this publication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. ere can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEn-ergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more diffi-cult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. ese risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the amended Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEn-ergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEn-ergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, FirstEnergy filed an amended Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www. firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Al-legheny Energy’s website (www.allegheny-energy.com) under the tab “Investors” and then under the heading “SEC Filings.” PARTICIPANTS IN THE MERGER SOLICITATION FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced amended Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its defini-tive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegh-eny Energy’s executive officers and directors can be found in the above- referenced amended Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.